ASYMmetric ETFs Trust

158 East 126th Street, Suite 304

New York, NY 10035

March 3, 2021

VIA EDGAR

Christopher R. Bellacicco Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-8030

ASYMmetric ETFs Trust, File Nos. 811-23622; 333-250955

Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A as Filed on February 12, 2021

Dear Mr. Bellacicco:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective at 9:30 a.m., Eastern time, on Friday, March 5, 2021, or as soon as practicable thereafter.

In connection with this request, Foreside Fund Services, LLC, the distributor for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact Peter J. Shea at (212) 536-3988 or peter.shea@klgates.com.

Sincerely,

ASYMmetric ETFs Trust	Foreside Fund Services, LLC
By: /s/ Darren Schuringa	By: /s/ Mark Fairbanks
Name: Darren Schuringa	Name: Mark Fairbanks
Title: Chairman, Trustee, President and Principal Executive Officer	Title: Vice President